Exhibit 99.12

Concordia Healthcare’s Mark Thompson to Appear on Business News Network Today

OAKVILLE, ON – October 30, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) announced today that its founder, Chairman and Chief Executive Officer Mark Thompson will appear on Business News Network program Weekly with Andrew McCreath today at 5:30 pm ET to discuss the Company’s overall business and preliminary guidance for 2016.

The TV segment will be repeated throughout the weekend, and also appear on BNN’s website following the television broadcast.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has a strong international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 well-established, off-patent molecules. Concordia also markets orphan drugs through its orphan drug division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia; London, England; and Mumbai, India. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

For more information, please contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com